Exhibit 4.10

FOUNDATION PLAN FOR GROWTH
RULES OF THE MAGNUM ICE CREAM COMPANY FOUNDATION PLAN FOR GROWTH

THE MAGNUM ICE CREAM COMPANY N.V.

[TBC] [Note to draft: date of
Directors’ Adoption:	Directors’ Adoption will be the same
as the date of Shareholders’
Approval]

Shareholders’ Approval:	[TBC]

Expiry Date:	30 June 2026

Table of Contents

Contents	Page

1	Definitions	1

2	Acquisition of Investment Shares	3

3	Grant of Options	4

4	Before Vesting	7

5	Malus and clawback	7

6	Vesting	8

7	Exercise	9

8	Leaving Employment and death	11

9	Corporate events	13

10	Changing the Plan and termination	15

11	General	16

Schedule 1 Holding Requirement through holding of Shares		19

Schedule 2 Holding Requirement through deferred Vesting		21

Schedule 3 US taxpayers		22

i

Rules of The Magnum Ice Cream Company Foundation Plan for Growth

1Definitions

In these rules:

“Acquiring Company” means a person who has, acquires or otherwise obtains Control of the Company;

“Admission” means the admission of the Shares to public trading following Demerger;

“Annual Salary” means: (i) in respect of an executive director of the Company, their annual fee; and (ii) in respect of an Employee, their annual base salary, in each case as at the date of the Invitation;

“Change of Control” means:

(a)	a person obtaining Control of the Company as a result of an offer to acquire Shares made by a person becoming or being declared wholly unconditional; or
(b)	a person obtaining Control of the Company in any other way if the Directors, in their discretion, so decide,

and references to a person obtaining Control include a group of persons acting in concert obtaining Control;

“Company” means The Magnum Ice Cream Company N.V.;

“Control” means, in relation to a company, the right to exercise more than 50% of the votes exercisable at any meeting of that company or to appoint more than half of its directors, whether by virtue of provisions contained in its articles of association or, as the case may be, certificate of incorporation or by-laws, statutes or other constitutional documents or any contract or arrangement with any other persons;

“Dealing Restriction” means any restriction on dealing in securities imposed by regulation, statute, order, directive or any code adopted by the Company as varied from time to time;

“Demerger” means the date on which the Company ceases to be under the Control of Unilever PLC;

“Directors” means, subject to rule 9.5 (Directors), the board of directors of the Company or any person or persons to whom that board has, from time to time, delegated any of their functions under the Plan;

“Employee” means any employee of a Member of the Group;

“Employer” means the employer of an Employee, or in the case of an executive director of the Company who is not an Employee, the legal entity that has engaged such executive director;

“Employment” means the employment of an Employee, or in the case of an executive director of the Company who is not an Employee, the service of such executive director;

“Exercise Price” means the amount payable for each Share on the exercise of an Option as determined under rule 3.3 (Terms of Options);

“Final Exercise Date” means the seventh anniversary of the date on which an Option is granted;

“Grant Date” means the date set by the Directors for the Option under rule 3.3 (Terms of Options) or, if no such date is set, the date on which the Option is granted;

“Group Company” means a group company within the meaning of Section 2:24b of the Dutch Civil Code (and “Group Companies” shall be interpreted accordingly);

“Holding Period” means the period during which a Holding Requirement applies as set out in Schedule 1 (Holding Requirement through Holding Shares) or Schedule 2 (Holding Requirement through deferred Vesting) (as applicable);

“Holding Requirement” means a requirement that Shares be held during the Holding Period

(Schedule 1 (Holding Requirement through Holding Shares)) or a delay in the Vesting of an Option until the end of the Holding Period (Schedule 2 (Holding Requirement through deferred Vesting));

“Holding Share” means a Share which is subject to a Holding Requirement;

“Investment Period” means the period during which any Investment Shares must be acquired in order to receive a Matching Option as described in rule 2.2 (Conditions to grant of Matching Options) and the Invitation;

“Investment Share” means Shares acquired by an Invitee as described in rule 2.2 (Conditions to grant of Matching Options) (and, for the avoidance of doubt, includes any shares, or securities issued to a Participant in respect of Investment Shares as a result of an event described in rule 4.4 (Adjustment of Options));

“Invitation” means an invitation to acquire Investment Shares and receive Matching Options which includes the details set out in rule 2.1 (Invitations);

“Invitee” means a person whom the Directors have invited to acquire Investment Shares and receive a Matching Option under rule 2.1 (Invitations);

“Malus & Clawback Policy” means the Magnum Ice Cream Company Malus & Clawback Policy as amended from time to time;

“Matching Option” means an Option granted subject to the Invitee acquiring Investment Shares in accordance with their Invitation;

“Matching Ratio” means the ratio of Shares subject to a Matching Option to Investment Shares, as determined in accordance with rule 2.1 (Invitations);

“Maximum Investment Amount” means the maximum amount (expressed as a multiple of up to five times the Invitee’s Annual Salary) which the Invitee may use to acquire Investment Shares as determined by the Directors under rule 2.1 (Invitations) and set out in the Invitation;

“Member of the Group” means:

(a)	the Company;
(b)	the Company’s Subsidiaries and Group Companies from time to time; or
(c)	any other company which is associated with the Company and is so designated by the Directors;

“Normal Vesting Date” means the date set by the Directors for Vesting of an Option under rule 3.3 (Terms of Options);

“Option” means a right to acquire Shares granted under the Plan (and such term may, for the avoidance of doubt, refer to a Matching Option);

“Participant” means a person holding (or who previously held) an Option, or their personal representatives;

“Performance Conditions” has the meaning given in rule 3.4 (Performance Conditions);

“Performance Period” means the period in respect of which a Performance Condition is to be satisfied;

“Plan” means these rules known as The Magnum Ice Cream Company Foundation Plan for Growth, as changed from time to time;

“Shares” means fully paid-up ordinary shares (including interests representing shares) in the capital of the Company;

“Subsidiary” means a subsidiary within the meaning of Section 2:24a of the Dutch Civil Code;

“US Code Section 409A” means Section 409A of the United States Internal Revenue Code of 1986, as amended from time to time, including any amendments or successor provisions to that Section and any regulations and other administrative guidance thereunder, in each case as they, from time to time, may be amended or interpreted through further administrative guidance;

“US Taxpayer” means a Participant who is a citizen or tax resident of the United States of America or any other Participant to the extent that their Option(s) or any portion thereof is or becomes subject to income taxation under the laws of the United States of America; and

“Vesting” means an Option becoming exercisable and “Vest”, “Vested” and “Unvested” have a corresponding meaning.

2Acquisition of Investment Shares

2.1	Invitations

The Directors, in accordance with any selection criteria that the Directors in their discretion may set, may invite Employees and executive directors of the Company to acquire Investment Shares and receive the grant of a Matching Option, subject to and in accordance with the terms of an Invitation and the rules of the Plan.

The Invitation will set out, for each Invitee:

2.1.1the Maximum Investment Amount, which will be such amount as determined by the Directors, but shall not exceed five times the Invitee’s Annual Salary;

2.1.2the Matching Ratio, which will be such ratio as determined by the Directors, but shall not exceed 5:1;

2.1.3the start and end dates of the Investment Period (which, for the avoidance of doubt, may start prior to the sending of the Invitation); and

2.1.4any conditions (beyond those set out in rule 2.2) that will be applicable to the Matching Option, if granted (including a general description of the Performance Condition(s), if known).

2.2Conditions to grant of Matching Options

2.2.1	If an Invitee:
(i)	acquires Investment Shares during the Investment Period and continues to hold such Investment Shares to the end of the Investment Period in accordance with the terms of their Invitation (as evidenced to the satisfaction of the Directors); and
(ii)	is in Employment on the date of grant,

the Invitee will be granted a Matching Option, subject to and in accordance with the rules of the Plan from time to time and any conditions set out in the Invitation.

2.2.2

Any Shares acquired by an Invitee during the Investment Period which the Directors determine are in excess of the Maximum Investment Amount shall not be counted as Investment Shares for the purposes of determining the number of Matching Options to be granted under rule 3.3.3 (Terms of Options).

2.2.3

In making a determination under rule 2.2.2, the Directors will take into account the price (excluding any costs of purchase) actually paid for such Shares by the Invitee (as evidenced to the satisfaction of the Directors). Where the Invitee is unable to provide sufficient evidence of the price paid for such Shares, the Directors may make their determination by reference to the average closing share price of a Share during the Investment Period.

3Grant of Options

3.1	Eligibility to receive Options other than Matching Options

The Directors may decide that an Option (other than a Matching Option) will be granted to anyone who is an Employee on the date of grant in accordance with any selection criteria or conditions under these rules and/or that the Directors in their discretion may set.

3.2	Timing of grant

An Option may be granted at any time but:

3.2.1	may not be granted after 30 June 2026;
3.2.2	may only be granted to executive directors of the Company within 42 days starting on any of the following:
(i)	the date of adoption of this Plan;
(ii)	the announcement of the Company’s results for the 2025 financial year; and
(iii)	the date of the Company’s annual general meeting or any other general meeting in 2026.

Subject to and in accordance with the above, Matching Options must be granted as soon as practicable after the end of the Investment Period.

3.3	Terms of Options

Options are subject to the rules of the Plan from time to time and any conditions. The Directors will determine the terms of each Option, including:

3.3.1	the Grant Date;
3.3.2	whether the Option is a Matching Option;
3.3.3	the number of Shares subject to the Option, which for Matching Options shall be determined by reference to the number of Investment Shares held by the Invitee and the Matching Ratio;
3.3.4	the Normal Vesting Date(s);
3.3.5	the Performance Condition(s) (see rule 3.4 (Performance Conditions)) and any other conditions to which the Option is subject;
3.3.6	whether or not a Holding Requirement will apply and if so, when the Holding Period will normally end; and
3.3.7	the Exercise Price.
3.4	Performance Conditions

The Directors may, and must where this is required under the Company’s remuneration policy for Participants who are executive directors of the Company, make the Vesting of an Option conditional on the satisfaction of a condition or conditions linked to the performance of the Company (“Performance Conditions”). The Performance Conditions, the Performance Periods and the number of Shares under Option subject to the achievement of each Performance Condition will be specified when the Option is granted. The Directors may waive or change a Performance Condition in accordance with its terms or if anything happens which causes the Directors reasonably to consider it appropriate to do so.

3.5	US Taxpayers
3.5.1	The provisions of Schedule 3 (US Taxpayers) shall apply to any Option granted to a US Taxpayer.
3.5.2

In the event that a Participant is, or after the grant of an Option becomes, a US Taxpayer, the Directors may make such amendments to the terms of the Option, on a retroactive basis as required, as they see necessary or desirable to avoid or limit the application of any additional or accelerated taxation, including adverse tax consequences under US Code Section 409A.

3.6	Documentation of Options
3.6.1	Each Option will be granted and documented in such manner as the Directors consider reasonable (for example, by way of resolution or deed).
3.6.2	Each Participant will be notified of the key terms of their Option (as set out in rule 3.3 (Terms of Options)) as soon as practicable after the grant.
3.7	No payment

A Participant is not required to pay for the grant of any Option.

3.8	Administrative errors

If the Directors grant an Option which is inconsistent with rule 3.1 (Eligibility) or in the case of a Matching Option which is inconsistent with rule 2.2 (Conditions to grant of Matching Options), it will lapse immediately.

If the Directors try to grant an Option which is inconsistent with rule 3.9 (Individual limits) or rule 3.10 (Plan limits), the Option will be limited and will take effect from the date on which it is granted on a basis consistent with those rules.

3.9	Individual limits

An Option must not be granted to an executive director of the Company if it would at the proposed Grant Date cause the number of Shares subject to Options to the executive director granted under the Plan to exceed the maximum Matching Ratio set out in the Company’s directors’ remuneration policy from time to time.

3.10	Plan limits

The Directors must not grant an Option if the number of Shares committed to be issued under that Option exceeds 10% of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Options under the Plan, or options or awards under any other employee share plan operated by the Company, granted in the previous 10 years.

For these purposes:

3.10.1	Shares receivable under a dividend equivalent (or otherwise in respect of any dividend) do not count towards this limit;
3.10.2	Shares issued, or committed to be issued, to satisfy:
(i)	Options under the Plan, or options or awards under any other employee share plan operated by the Company, granted before Admission or in respect of the replacement of the portion of awards granted by Unilever PLC under the Unilever Share Plan 2017 that lapsed in connection with the Demerger;
(ii)	awards granted by Unilever PLC under the Unilever Share Plan 2017 which were exchanged for awards over Shares in connection with the Demerger, do not count towards this limit; and
3.10.3	as long as so required by the Investment Association, shares transferred from treasury are counted as part of the ordinary share capital of the Company, and as shares issued by the Company.

Additionally, the Directors must not grant an Option if doing so would exceed their authority to do so granted by the Company’s shareholders from time to time, pursuant to the Company’s Articles of Association.

3.11	Listing Rules

No Shares will be issued under the Plan if it would cause UK Listing Rule 6.2.22 (shares in public hands) to be breached.

4	Before Vesting
4.1	Lapse of Matching Options on sale or transfer of Investment Shares

If the Invitee transfers, assigns or otherwise disposes of an Investment Share or any rights in respect of it before the Matching Option has fully Vested, the Matching Option (whether or not Vested) will lapse in full unless, for participants other than the executive directors, the Directors determine otherwise.

This rule 4.1 will not apply to:

4.1.1	the transmission of Investment Shares on the death of the Invitee to their personal representatives;
4.1.2	an irrevocable undertaking in respect of Investment Shares to accept or vote in favour of a transaction contemplated by rule 9 (Corporate Events); or
4.1.3	any other transfer, assignment or other disposition of Investment Shares with the prior written consent of the Directors.
4.2	Rights

A Participant is not entitled to vote, to receive dividends or to have any other rights of a shareholder in respect of Shares subject to an Option until the Shares are issued or transferred to the Participant.

4.3	Transfer

A Participant may not transfer, assign or otherwise dispose of an Option or any rights in respect of it. If the Participant does, whether voluntarily or involuntarily, then it will immediately lapse. This rule 4.3 does not apply:

4.3.1	to the transmission of an Option on the death of a Participant to the personal representatives; and
4.3.2	to the assignment of an Option, with the prior consent of the Directors, subject to any terms and conditions that the Directors impose.
4.4	Adjustment of Options

If there is:

4.4.1	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital;
4.4.2	a merger, demerger or conversion; or
4.4.3	any other corporate event which might affect the current or future value of any Option,

the Directors may adjust the description, number and/or class of Shares or securities subject to the Option and/or the Exercise Price as they determine appropriate.

5	Malus and clawback

An Option may be reduced and/or Vesting delayed and/or Shares or cash obtained under the Option may be recovered from the Participant as described in the Malus & Clawback Policy which is deemed to form part of the terms of any Option.

6	Vesting
6.1	Determining Vesting

As soon as reasonably practicable after the end of the applicable Performance Period, the Directors will determine how many Shares Vest for each Option in accordance with the applicable Performance Condition(s).

6.2	Timing of Vesting

Subject to the Malus & Clawback Policy, rule 6.4 (Holding Requirement – executive directors only), rule 6.3 (Delayed Vesting) and rule 7.7 (Tax), an Option will normally Vest on the latest of:

6.2.1	the date on which the Directors make the determination under rule 6.1 (Determining Vesting);
6.2.2	any other date that the Directors set for Vesting when making the determination under rule 6.1 (Determining Vesting);

6.2.3the Normal Vesting Date; and

6.2.4the first date on which Vesting is not prevented by a Dealing Restriction.

6.3	Delayed Vesting

Without limiting the Malus & Clawback Policy, the Directors may decide that Vesting will be delayed, wholly or in part, if any of the following circumstances apply on the anticipated date of Vesting:

6.3.1if the Participant is subject to any Disciplinary Action;

6.3.2	if the Participant’s Employment has terminated or is about to terminate in circumstances where it is not clear whether the Option should lapse under rule 8 (Leaving Employment and death);
6.3.3	if a matter which may otherwise involve or affect that Participant has been referred to the Directors for review under the Malus & Clawback Policy; or

6.3.4the Directors consider that it is necessary or appropriate to defer the right to exercise.

In these cases, Vesting will not occur unless and until the Directors determine that the Option should Vest.

“Disciplinary Action” for the purpose of this rule 6.3, means any enquiry or investigation by any Member of the Group into the conduct, capability or performance of a Participant that may potentially lead to disciplinary action being taken against that Participant, and/or any disciplinary procedure (whether in accordance with any relevant contractual obligation, policy or otherwise) that has been commenced by any Member of the Group against a Participant.

6.4	Holding Requirement – executive directors only

A Matching Option granted to an executive director of the Company will be subject to a Holding Requirement which will normally end on the fifth anniversary of the date of grant. Subject to the following, where a Matching Option is granted subject to a Holding Requirement, the terms of Schedule 1 (Holding Requirement through Holding Shares) will apply. Other than in respect of Matching Options held by US Taxpayers, the Directors may alternatively determine, on or before Vesting, that:

6.4.1	Schedule 2 (Holding Requirement through deferred Vesting) will instead apply; and/or
6.4.2	such other terms as the Directors may determine will apply to give effect to the Holding Requirement.
7	Exercise
7.1	Timing of exercise

Subject to rule 6.3 (Delayed Vesting) and the Malus & Clawback Policy, an Option can only be exercised to the extent that it has Vested.

7.2	Manner of exercise

To exercise the Option, the Participant must give notice in the prescribed form to the Directors or any person nominated by the Directors and pay the Exercise Price (if any) or make arrangements, satisfactory to the Directors for its payment.

The Directors may determine at any time prior to exercise of an Option that a Participant may exercise their Option without a requirement to pay the Exercise Price per Share. If the Directors make such a determination, the number of Shares received on exercise of the Option will have a market value equal to the market value of the Shares subject to the Option on the exercise date minus the aggregate Exercise Price of the Option, rounded down to the nearest whole number. For these purposes, market value may be determined by reference to share price averaged over a period as specified by the Directors.

7.3	Issue or transfer of Shares

Ordinarily within 30 days of a valid exercise of an Option, the Directors will arrange, subject to these rules and any Holding Requirement, for the transfer including a transfer out of treasury or issue to, or to the order of, the Participant, of the number of Shares in respect of which the Option is exercised.

7.4	Automatic exercise before Final Exercise Date
7.4.1

To the extent that an Option has not been exercised by the close of business on the Final Exercise Date, the Company will, unless it has received notice in writing to the contrary and subject to the condition set out below being satisfied, be deemed to have received a valid exercise notice immediately preceding the close of business on the Final Exercise Date, together with a direction to sell sufficient of the Shares issued or transferred on the exercise of the Option to fund any Exercise Price, any costs of sale and any taxation or social security contributions payable under rule 7.7 (Tax). The remaining Shares subject to the Option will be transferred or issued as set out in rule 7.3 (Issue or transfer of Shares).

7.4.2

The condition referred to above is that A - B is greater than C, calculated as follows: A equals the expected sale proceeds of the Shares resulting from the exercise of the Option. B equals any costs of any sale (including any actual or estimated liability to taxation, social security contributions and any other related costs in respect of the Option) and C equals the aggregate Exercise Price.

7.5	Lapse of Options
7.5.1	The Option will lapse, at the latest, on the close of business on the Final Exercise Date.
7.5.2	If an Option lapses under more than one provision of the rules of the Plan, the provision resulting in the shortest exercise period and earliest lapse will prevail.
7.6	Cash and Share alternative

The Directors may decide at any time prior to settlement that an Option will be settled (in whole or in part) by paying to the Participant (subject to rule 7.7 (Tax)) an amount in cash equal (per Share) to the amount by which the market value of all or some of the Shares in respect of which the Option is exercised exceeds the Exercise Price. An Option may be granted on the basis that it will always be cash-settled.

For the avoidance of doubt, any Option subject to a Holding Requirement may only be cashsettled in accordance with this rule 7.6 at or after the end of the applicable Holding Period.

The Directors may decide at any time prior to settlement to settle an Option which consists of a right to receive a cash amount, wholly or partly by the delivery of Shares (subject to rule 7.7 (Tax)). The number of Shares will be calculated by reference to the market value of the Shares on the date of exercise.

7.7	Tax

Notwithstanding any other provision of this Plan or any other document relating to this Plan, the Participant will bear and be responsible for all taxes, social security contributions and other levies or charges (including any costs of sale) arising out of or in connection with an Option or the acquisition, holding or disposal of Shares or any interest in them and each Participant shall acknowledge that such taxes, social security contributions and other levies or charges may be levied by way of withholding by the Company, any Member of the Group or the trustee of any employee benefit.

If the Company, any Member of the Group or the trustee of any employee benefit trust has any liability to pay or account for any such tax, contribution, levy or charge (including any costs of sale), it will normally meet the liability by selling Shares to which the Participant becomes entitled on their behalf and using the proceeds to meet the liability.

However, the Directors may decide that the liability will, instead, be met by:

7.7.1	the Participant paying the amount of the liability to or to the order of the relevant Member of the Group on such basis as the Directors may specify;

7.7.2deducting the amount of the liability from any cash payment due under the Plan;

7.7.3	reducing the number of Shares to which the Participant would otherwise be entitled; and/or
7.7.4	deducting the amount from any payment of salary, bonus or other payment due to the Participant.

In any case where the Company, any Member of the Group or the trustee of any employee benefit trust is assessed with any taxes, social security contributions and other levies or charges (including, but not limited to, wage taxes) in relation to any payments made or deemed to be made by the Company, any Member of the Group or the trustee of any employee benefit trust to the Participant under the Plan, in each case including any interest, fines and/or penalties, the Company, any Member of the Group or the trustee of any employee benefit trust may recover such taxes, social security contributions and other levies or charges, in each case including any interest, fines and/or penalties, from the Participant to the extent permitted by law and the Participant shall indemnify and hold the Company, any Member of the Group or the trustee of any employee benefit trust harmless by paying to the Company, any Member of the Group or the trustee of any employee benefit trust an amount equal to such taxes, social security contributions and other levies or charges, in each case including any interest, fines and/or penalties, promptly upon demand.

Despite anything else in these rules, the Vesting of an Option or the issue or transfer of Shares or any payment of cash may be delayed until the Participant has done all things reasonably required by the Directors to give effect to this rule 7.7.

8	Leaving Employment and death
8.1	General rule on leaving Employment

Subject to the rest of this rule 8, an Option which has not Vested will lapse on the date on which the Participant leaves Employment.

An Option which has Vested will lapse if the Participant leaves Employment in circumstances in which their Employment could have been terminated without notice or otherwise due to the Participant’s misconduct.

8.2	Exceptions

Subject to the rest of this rule 8, an Option will not lapse but will continue to Vest and the rules will continue to apply if a Participant leaves Employment due to:

8.2.1ill-health, injury or disability, established to the satisfaction of the Company;

8.2.2the Participant’s Employer ceasing to be a Member of the Group;

8.2.3	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person that is not a Member of the Group; or

8.2.4any other reason, if the Directors so decide in any particular case.

Vesting or exercise of the Option on or after leaving Employment will be subject to rule 8.3 (Events after leaving Employment) and such additional conditions as the Directors may impose.

Unless the Directors decide otherwise, the number of Shares in respect of which the Option Vests will be reduced to reflect the proportion of the period up to the applicable Normal Vesting Date which had elapsed by the date on which the Participant left Employment or to such greater extent as they may determine1.

8.3	Events after leaving Employment

The Directors may decide that an Option will lapse, wholly or in part, if, after the Participant has left Employment:

1 Where there is still more than one applicable Normal Vesting Date, each tranche will be calculated separately.

8.3.1	facts emerge which, if known at the time of leaving, would have caused the Option to lapse or caused the Directors to exercise any discretion under this rule 8 differently; or
8.3.2	the Participant is employed by, holds office with or provides services to a business that competes with any business operated by any Member of the Group (as determined by the Directors).
8.4	Early Vesting

Where a Participant leaves Employment for one of the reasons set out in rule 8.2 (Exceptions), the Directors may decide, in their discretion, that an Option will Vest on the date on which the Participant leaves Employment or on any later date chosen by them.

Where they do so:

8.4.1

subject to any Holding Requirement, if the Option is subject to a Performance Condition, the Option will Vest to the extent that such Performance Condition(s) has been or is likely to be satisfied (as determined by the Directors, at the time the Participant leaves Employment, in the manner specified in the condition or in such manner as they consider reasonable);

8.4.2

the number of Shares in respect of which the Option Vests will, unless the Directors decide otherwise, be reduced to reflect the proportion of the period up to the applicable Normal Vesting Date which had elapsed by the date on which the Participant left Employment[2]; and

8.4.3the Option will lapse to the extent that it does not Vest.

8.5	Exchange of Options on a sale of Employer

If the Directors, with the agreement of any relevant purchaser, so decide before the event referred to in rule 8.2.2 or 8.2.3 takes effect, Options will not Vest, but will instead be exchanged, and rules 9.4 (Exchange) to 9.7 (Exchange terms) will apply. In applying rules 9.4 (Exchange) to 9.7 (Exchange terms), the “Acquiring Company” will mean the relevant purchaser or any company nominated by the relevant purchaser and approved by the Directors.

8.6	Death

If a Participant dies, the Option will Vest on the date of death. If the Option is subject to a Performance Condition, unless the Directors determine otherwise, the Performance Condition(s) will be deemed to have been satisfied at target, where applicable, and the Option will lapse as to the balance.

Following exercise of the Option by the personal representatives in accordance with rule 7.2 (Manner of exercise) the Directors will only arrange for Shares to be issued or transferred, or cash paid to the personal representatives of a deceased Participant, if they have produced such evidence as the Directors may require of their status as such. The receipt of Shares or cash by any person who has produced such evidence will discharge the Directors from any obligation to the Participant or their estate.

2Where there is still more than one applicable Normal Vesting Date Period, each tranche will be calculated separately.

8.7	General
8.7.1	A Participant will be treated as “leaving Employment” when they are no longer an Employee or director of any Member of the Group.
8.7.2	An Option which does not lapse when the Participant leaves Employment will be exercisable for 12 months from the date of leaving or, if later, the date on which it Vests.
8.8	Overseas transfer

If a Participant remains an Employee or executive director of the Company but is transferred to work in another country or changes tax residence status and as a result would:

8.8.1	suffer a tax disadvantage in relation to the Options (this being shown to the satisfaction of the Directors); or
8.8.2

become subject to restrictions on the ability to hold or exercise Options or to hold or deal in the Shares or the proceeds of the sale of the Shares acquired on exercise or Vesting because of the security laws or exchange control laws of the country to which the Participant is transferred, then the Directors may decide that an Option will Vest and/or become exercisable on a date they choose before or after the transfer takes effect. The Option will Vest and/or become exercisable to the extent they permit and will lapse as to balance.

9	Corporate events
9.1	Early Vesting
9.1.1	If there is a Change of Control, an Option Vests and becomes exercisable subject to rules 9.2 (Extent of Vesting and exercise), 9.3 (Lapse) and 9.4 (Exchange).

9.1.2If the Company is or may be affected by:

(i)	any demerger, delisting, distribution (other than a dividend) or other transaction, which, in the opinion of the Directors, might affect the current or future value of any Option; or
(ii)	any reverse takeover (not within rule 9.1.1 above), merger by way of a dual listed company or other significant corporate event, as determined by the Directors,

the Directors may allow an Option to Vest and become exercisable. The Option will Vest and become exercisable to the extent described in rule 9.2 (Extent of Vesting and exercise) and will lapse as to the balance. The Directors may impose other conditions on Vesting.

9.2	Extent of Vesting and exercise

Where an Option Vests under rule 9.1 (Early Vesting):

9.2.1

if the Option is subject to a Performance Condition, the Directors will determine the proportion of the Option which, taking into account the extent to which the Performance Condition has been met over the shortened Performance Period or the extent to which, in the opinion of the Directors, it would have been met over the full Performance Period; and

9.2.2	unless the Directors decide otherwise, the Option is reduced proportionately to reflect the acceleration of Vesting[3].

To the extent that the Option does not Vest as a result of this rule 9.2, the Directors may decide that it will be exchanged (wholly or partly) under rule 9.4 (Exchange).

The Option will lapse to the extent not Vested or exchanged under rule 9.4 (Exchange).

9.3	Lapse

An Option will be exercisable to the extent Vested:

9.3.1	following a Change of Control, for six months after the Change of Control, or such shorter period as the Directors may set at the time of the Change of Control; or
9.3.2	following an event described in rule 9.1.2, for such period (not exceeding one year) as the Directors may set at the time of the event,

and will lapse at the end of that period to the extent that it has not been exercised or exchanged.

9.4	Exchange

An Option will not Vest or become exercisable following an event described in rule 9.1 (Early Vesting) but will be exchanged pursuant to rule 9.7 (Exchange terms) to the extent that:

9.4.1	an offer to exchange the Option is made and accepted by a Participant; or
9.4.2	the Directors, with the consent of the Acquiring Company, decide before a Change of Control that the Option will be automatically exchanged.

An Option will also be exchanged under this rule 9.4 if rule 8.5 (Exchange of Options on a sale of Employer) applies.

9.5	Directors

In this rule 9, “Directors” means those people who were members of the remuneration committee of the Company immediately before the Change of Control.

9.6	Timing of exchange

Where an Option is to be exchanged under rule 9.4 (Exchange) the exchange is effective immediately following the relevant event.

9.7	Exchange terms

Where a Participant is granted a new Option in exchange for an existing Option, the new Option:

9.7.1	must confer a right to acquire shares in the Acquiring Company or another body corporate determined by the Acquiring Company;
9.7.2	must be equivalent to the existing Option;
9.7.3	is treated as having been acquired at the same time as the existing Option and Vests in the same manner and at the same time;

3Where there is still more than one applicable Normal Vesting Date, each tranche will be calculated separately.

9.7.4	must:
(i)	be subject to a condition which is, so far as possible, equivalent to any Performance Condition(s) applying to the existing Option; or
(ii)	not be subject to any condition but be in respect of the number of shares which is equivalent to the number of Shares comprised in the existing Option which would have Vested under rule 9.2 (Extent of Vesting and exercise) and Vest at the end of the original Performance Period or on the Normal Vesting Date set by the Directors on the grant of the Option; and, in each case
(iii)	be subject to such other terms as the Directors consider appropriate in all the circumstances; and
9.7.5

will be governed by the rules of the Plan from time to time, as if references to Shares were references to the shares over which the new Option is granted and references to the Company were references to the Acquiring Company or the body corporate determined under rule 9.7.1 above.

10	Changing the Plan and termination
10.1	Directors’ powers

Subject to rule 10.2 (Shareholder approval), the Directors may at any time change the Plan in any way, including changes to the terms of any existing Option which are not to the advantage of the Participant.

10.2	Shareholder approval
10.2.1	Except as described in rules 10.2.2 and 10.2.3, the Company’s general meeting must adopt any proposed change to the Plan to the advantage of present or future Participants, which relates to:
(i)	the Participants;
(ii)	the limitations on the amount or number of Shares, cash or other benefits subject to the Plan;
(iii)	the individual limit for each Participant under the Plan;
(iv)

the basis for determining a Participant’s entitlement to, and the terms of, securities, cash or other benefit to be provided and for the adjustment thereof (if any) if there is a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital; or

(v)	the terms of this rule 10.2.1.
10.2.2	The Directors can change the Plan and need not obtain the approval of the Company’s general meeting for any minor changes:
(i)	to benefit the administration of the Plan;
(ii)	to take account of any changes or proposed changes to legislation; or
(iii)	to obtain or maintain favourable tax, exchange control or regulatory treatment of the Company, any Subsidiary or any present or future Participant.

10.2.3	The Directors may, without obtaining the approval of the Company in general meeting:
(i)

establish further plans (by way of schedules to the rules or otherwise) based on the rules, but modified to take account of local tax, exchange control or securities law in non-Dutch and non-UK territories. However, any Shares made available under such plans are treated as counting against any limits on individual or overall participation in the Plan;

(ii)	waive or change a Performance Condition as described in rule 3.4 (Performance Conditions); and
(iii)	change the terms of an Option to the advantage of the Participant if the Plan would permit a new Option to be granted on those changed terms.
10.3	Notice

The Directors are not required to give Participants notice of any changes unless required to do so by local law.

11	General
11.1	Terms of Employment
11.1.1	This rule 11.1 applies during a Participant’s Employment and after termination of that Employment.
11.1.2

Nothing in the rules or the operation of the Plan forms part of the contract of Employment of the Participant. The rights and obligations arising from the Employment relationship between the Participant and the Employer are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued Employment.

11.1.3

Nobody has a right to participate in the Plan. Participation in the Plan or the grant of Options on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Options on the same basis, or at all, in any future year.

11.1.4	The terms of the Plan do not entitle the Participant to the exercise of any discretion in their favour.
11.1.5	The Participant will have no claim or right of action in respect of any decision, omission or discretion, which may operate to their disadvantage.
11.1.6	Nobody has any right to compensation for any loss in relation to the Plan, including any loss in relation to:
(i)	any loss or reduction of rights or expectations under the Plan in any circumstances (including termination of Employment);
(ii)	any exercise of a discretion or a decision taken in relation to an Option or to the Plan, or any failure to exercise a discretion or take a decision; or
(iii)	the operation, suspension, termination or amendment of the Plan.

11.2	Directors’ decisions final and binding

The decision of the Directors on the interpretation of the Plan or in any dispute relating to an Option or matter relating to the Plan will be final and conclusive.

11.3	Third party rights

Any Member of the Group may rely on and enforce any term of the Plan. Apart from that, (i) nothing in this Plan confers any benefit, right or expectation on a person who is not a Participant; (ii) this Plan does not contain any stipulation in favour of a third party (derdenbeding); and (iii) this Plan does not affect any other right or remedy of a third party.

11.4	Documents sent to shareholders

The Company is not required to send to Participants copies of any documents or notices normally sent to the holders of its Shares. For the avoidance of doubt, the Company shall be required to send such documents or notices to Participants if and for as long as they are a holder of Shares.

11.5	Costs

The Company will pay the costs of introducing and administering the Plan but, for the avoidance of doubt, shall not be responsible for, or be required to pay, any costs incurred by a Participant in respect of the acquisition, holding or disposal of any Shares or any interest in them. The Company may ask a Participant’s Employer to bear the costs in respect of an Option to that Participant.

11.6	Employee trust

The Company and any Subsidiary may provide money to the trustee of any trust or any other person to enable them to acquire Shares to be held for the purposes of the Plan or enter into any guarantee or indemnity for those purposes, to the extent permitted by any applicable law.

11.7	Participants’ information
11.7.1

Subject to rule 11.7.2 below, by participating in the Plan and accepting an Option where required, the Participant consents to the holding and processing of personal information that the Participant provides to any Member of the Group, trustee or thirdparty service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

(i)administering and maintaining Participant records including tax administration;
(ii)providing information to Members of the Group, trustees of any employee benefit trust, registrars, brokers or third-party administrators of the Plan;
(iii)providing information to future purchasers or merger partners of the Company, the Participant’s Employer, or the business in which the Participant works; and
(iv)transferring information about the Participant to any country or territory that may not provide the same statutory protection for the information as the Participant’s home country.

11.7.2 The basis for any processing of personal information about the Participant under the EU’s General Data Protection Regulation (2016/679) (or any successor laws) is set out in the Company’s Privacy Notice and is not the consent given under rule 11.7.1 above. The Company’s Privacy Notice also contains details about how the Participant’s personal information is processed and the Participant’s rights in relation to that information. The Participant has a right to review the Company’s Privacy Notice.

11.8	Consents

All allotments, issues and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the Netherlands or elsewhere. The Participant is responsible for complying with any requirements to obtain or avoid the necessity for any such consent.

11.9	Share rights

Shares issued to satisfy Options under the Plan will rank equally in all respects with the Shares in issue on the date of issue. They will not rank for any rights attaching to Shares by reference to a record date preceding the date of issue. Where Shares are transferred to a Participant, including a transfer out of treasury, the Participant will be entitled to all rights attaching to the Shares by reference to a record date on or after the transfer date. The Participant will not be entitled to rights before that date.

11.10	Listing

If and for so long as the Shares are listed and traded on a public market, the Company will apply for listing of any Shares issued under the Plan as soon as practicable.

11.11	Notices
11.11.1

Any information or notice to a person who is or will be eligible to be a Participant under or in connection with the Plan may be posted, or sent by electronic means, in such manner to such address as the Company considers appropriate, including publication on any website.

11.11.2

Any information or notice to the Company or other duly appointed agent under or in connection with the Plan may be sent by post or transmitted to it at its registered office or such other place, or by such other means, as the Directors or the duly appointed agent may decide and notify to Participants.

11.11.3

Notices sent by post will be deemed to have been given a week after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by electronic means, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

11.12	Governing law and jurisdiction

The law of the Netherlands governs the Plan and all Options and their construction. The courts of Amsterdam, the Netherlands, have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan or any Option.

Schedule 1
Holding Requirement through holding of Shares

This Schedule 1 applies to an Option if it is subject to a Holding Period.

1	Effect of Holding Requirement
1.1

If the Option is exercised during the Holding Period, the Holding Shares will be issued or transferred (including a transfer out of treasury or otherwise) to the Participant or to another person to be held for the benefit of the Participant (as the Directors determine) on the basis set out in this Schedule 1 for the balance of the Holding Period.

1.2

If required to do so by the Directors, the Participant must enter into an agreement setting out the basis on which the Holding Shares will be held under this Schedule 1. If the Participant does not do so in the manner and within the timeframe specified by the Directors, the Option will lapse and the Holding Shares will not be issued or transferred (or will be forfeited if already issued or transferred).

2	Tax

Where tax is payable before the end of the Holding Period, rule 7.7 (Tax) will apply. Shares may be issued or transferred and sold to the extent necessary to satisfy the liability under that rule. The Holding Requirement will apply in respect of the remainder of the Shares (or the number of Holding Shares, if fewer).

The Participant must enter into any elections in relation to Holding Shares required by the Directors, including elections under Part 7 of the Income Tax (Earnings and Pensions) Act 2003. If the Participant does not do so within any period specified by the Directors, the Option will lapse at the end of that period and the Holding Shares will not be issued or transferred (or they will be forfeited if already issued or transferred).

3	Rights during the Holding Period
3.1

The Participant will be entitled to vote (or give instructions as to voting) and to receive dividends and have all other rights of a shareholder in respect of the Holding Shares from the date on which the Shares are issued or transferred.

3.2	The Participant may not transfer, assign or otherwise dispose of the Holding Shares or any interest in them (or instruct anyone to do so) except:
3.2.1	on forfeiture of the Holding Shares as described in paragraph 5 (Forfeiture of Holding Shares);
3.2.2	to fund any tax in accordance with paragraph 2 (Tax);
3.2.3	in case of an irrevocable undertaking to accept or vote in favour of a transaction contemplated by rule 9 (Corporate Events); or
3.2.4	in the case of any other circumstances if the Directors so allow.
3.3

Any securities which the Participant receives in respect of Holding Shares as a result of an event described in rule 4.4 (Adjustment of Options) during the Holding Period will, unless the Directors decide otherwise, be subject to the same restrictions as the corresponding Holding Shares.

3.4	For the avoidance of doubt, clawback under the Malus & Clawback Policy will apply to the Holding Shares during the Holding Period.
4	Leaving Employment during the Holding Period
4.1	Rule 8 (Leaving Employment and death) will not apply to any Holding Shares during the Holding Period and the Holding Requirement will continue to apply after the Participant has left Employment.
4.2

However, if the Participant leaves Employment during the Holding Period in circumstances in which their Employment could have been terminated without notice or otherwise due to the Participant’s misconduct, the Holding Shares will be forfeited.

4.3	If a Participant leaves Employment because of ill-health, injury or disability, the Directors may decide that:
4.3.1	the Holding Requirement will not apply to the extent that the Option Vests as a result; and/or
4.3.2	if the Holding Period started before the Participant left Employment, it will come to an end.

If a Participant dies, no Holding Requirement will apply to any Options which Vest, and any Holding Period which has already started will come to an end.

On leaving in other circumstances, any Holding Requirement will continue to apply to an Option which Vests on or after the Participant has left Employment.

5	Forfeiture of Holding Shares

Where any Holding Shares are forfeited, the Participant will immediately transfer their interest in the Holding Shares, for no consideration or nominal consideration (as determined by the Directors), to any person (which may include the Company, where permitted) specified by the Directors.

6	End of the Holding Period
6.1	The Holding Period will end on the earliest of the following:
6.1.1	the fifth anniversary of the Grant Date;
6.1.2	the date on which the Participant dies;
6.1.3	the date of a Change of Control; or
6.1.4	any other date determined by the Directors.
6.2	At the end of the Holding Period, the restrictions relating to Holding Shares under this Schedule 1 will cease to apply.

Schedule 2
Holding Requirement through deferred Vesting

This Schedule 2 applies to an Option if it is subject to a Holding Period and the Directors so determine under rule 6.4 (Holding Requirement – executive directors only).

1	Effect of Holding Requirement

Notwithstanding anything else in these rules, the Option will not become exercisable until the end of the Holding Period. During the Holding Period the rules continue to apply, subject to this Schedule 2.

For the avoidance of doubt, malus under the Malus & Clawback Policy will continue to apply throughout the Holding Period.

2	Tax

Where tax is payable before the end of the Holding Period, rule 7.7 (Tax) will apply. The Option may be exercised and Shares may be issued or transferred and sold to the extent necessary to satisfy the liability under that rule. The Holding Requirement will apply in respect of the remainder of the Shares.

3	Leaving Employment during the Holding Period

Rule 8 (Leaving Employment and death) will not apply to the Option during the Holding Period. The Holding Requirement will continue to apply after the Participant has left Employment.

However, if the Participant leaves Employment during the Holding Period in circumstances in which their Employment could have been terminated without notice or otherwise due to the Participant’s misconduct, the Option will lapse.

If a Participant leaves Employment because of ill-health, injury or disability, the Directors may decide that:

(i)	the Holding Requirement will not apply to the extent that the Option Vests as a result; and/or
(ii)	if the Holding Period started before the Participant left Employment, it will come to an end.

If a Participant dies, no Holding Requirement will apply to any Options which Vest, and any Holding Period which has already started will come to an end.

4	End of the Holding Period
4.1	The Holding Period will end on the earliest of the following:
4.1.1	the fifth anniversary of the Grant Date;
4.1.2	the date on which the Participant dies;
4.1.3	the date of a Change of Control; and
4.1.4	any other date determined by the Directors.
4.2

As soon as practicable after exercise, the Participant will be entitled to an amount equal to the dividends with a payment date during the Holding Period on the number of Shares Vesting at the end of the Holding Period. That amount may be paid in cash or Shares (as determined from time to time by the Directors).

Schedule 3
US taxpayers

The rules of this Schedule 3 are made under and amend and supplement (as applicable) the terms of The Magnum Ice Cream Company Long Term Incentive Plan 2025 (the “Plan”). This Schedule 3 applies to Options made to a US Taxpayer.

1	Defined terms

In this Schedule 3, capitalised terms shall have the meaning given to them in the rules of the Plan, save where otherwise defined herein:

“Option Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Option granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Option Agreement shall be subject to the terms and conditions of the Plan;

“U.S. Treas. Reg.” means the regulations issued by the U.S. Department of Treasury to interpret the United States Internal Revenue Code of 1986, as amended from time to time; and

“409A Deferred Compensation” means a “deferral of compensation” or “deferred compensation” as those terms are defined in the regulations under US Code Section 409A.

2	Interpretation
2.1

The Plan and any Options made under the Plan are intended to, and shall be interpreted, construed and administered, in order to comply with US Code Section 409A (including the requirements applicable to, or the conditions for exemption from treatment as, 409A Deferred Compensation), whether by reason of short-term deferral treatment or other exceptions or provisions. The Directors will have full authority to give effect to this intent. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between the provisions of (i) the Plan, any Option Agreement and any Schedule to the Plan other than this Schedule 3; and (ii) this Schedule 3, the provisions of this Schedule 3 will prevail.

2.2

If the Option includes a “series of instalment payments” as described in U.S. Treas. Reg. §1.409A-2(b)(2)(iii), a Participant’s right to the series of instalment payments will be treated as a right to a series of separate payments and not as a right to a single payment.

3	Delivery and payment of Options
3.1

To the extent that an Option (or any portion thereof) is intended to satisfy the requirements for short-term deferral treatment under US Code Section 409A, delivery or payment in respect of the Option will occur by the last day of the applicable “short-term deferral” period described in U.S. Treas. Reg. §1.409A-1(b)(4) in order for the delivery or payment to be within the short-term deferral exception unless, in order to permit all applicable conditions or restrictions on delivery to be satisfied, the Directors elect, pursuant to U.S. Treas. Reg. §1.409A-1(b)(4)(i)(D) or otherwise as may be permitted in accordance with US Code Section 409A, to delay delivery or payment to a later date within the same calendar year or to such later date as may be permitted under US Code Section 409A, including U.S. Treas. Reg.§1.409A-3(d).

3.2

Notwithstanding any provision of the Plan or in any applicable Option Agreement, any authority that the Directors have to delay, accelerate or amend the timing of the Vesting, delivery or payment in respect of any Option, or otherwise amend the Option (including for the purposes of rule 6.4 (Holding Requirement – executive directors only), rule 4.4 (Adjustment of Options), rule 5 (Malus and clawback), rule 6.2 (Timing of Vesting), rule 6.3 (Delayed Vesting), rule 7.7 (Tax), rule 8.8 (Overseas transfer), rule 9 (Corporate events) and rule 10.1 (Directors’ powers)), such authority shall only apply in respect of Options granted to US Taxpayers to the extent that such changes are permitted in accordance with US Code Section 409A and will not result in the imposition of additional tax under US Code Section 409A.

3.3	Rule 9.4.1 (Exchange) will not apply to US Taxpayers.
3.4

Notwithstanding anything to the contrary in the Plan or in any applicable Option Agreement, to the extent required to avoid the imposition of additional taxes under US Code Section 409A, if amounts payable to a Participant constitute 409A Deferred Compensation and termination of Employment is a payment event for an Option granted under this Schedule 3, such termination of Employment shall only be a payment event if it is a “separation from service” (within the meaning of U.S. Treas. Reg. §1.409A-1(h)) and any US Taxpayer who is a “specified employee” (within the meaning of U.S. Treas. Reg. §1.409A-1(i)) shall not receive payment or delivery until the first day of the seventh month following their “separation from service”.

4	Options – Exercise Price

Except as otherwise set forth in the applicable Option Agreement, the Exercise Price for Options granted to US Taxpayers will be the closing price on the trading day before the Grant Date. For the avoidance of doubt, for Options granted to US Taxpayers, the Exercise Price will not be less than the fair market value of a Share on the Grant Date and the determination of fair market value shall be determined in a manner consistent with U.S. Treas. Reg. §1.409A-1(b)(5)(iv).

5	Adjustment of Options

No adjustment to the number and/or class of Shares or securities comprised in an Option shall be made pursuant to rule 4.4 (Adjustment of Options) to the extent that it contravenes US Code Section 409A or results in adverse tax consequences under US Code Section 409A.

6	Non-competes

Rule 8.3.2 (Events after leaving Employment) shall only apply to the extent permitted by applicable law and shall not apply to Participants who are Employees in California.

7	Taxation
7.1

Notwithstanding any provision of the Plan to the contrary, in the event that the Directors determine that any amounts payable hereunder will be subject to accelerated taxation or additional tax under US Code Section 409A, then, prior to delivery to such Participant of such payment, the Company may (i) adopt such amendments to the Plan and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Directors determine necessary or appropriate under applicable law to preserve the intended tax treatment of the benefits provided by the Plan; or (ii) take such other actions that the

Directors determine necessary or appropriate to avoid or limit the imposition of such additional or accelerated tax under US Code Section 409A.

7.2

Notwithstanding the foregoing, none of the Company nor any Member of the Group shall have any obligation to take any action to prevent the imposition of any additional tax or penalty on any Participant under US Code Section 409A and none of the Company, any Member of the Group or the Directors will have any liability to any Participant for such tax or penalty. Each Participant is solely responsible and liable for the satisfaction of all taxes, interest and penalties that may be imposed on or for the account of such Participant in connection with the Plan (including any taxes and penalties under US Code Section 409A).